                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                         Initial Filing

                Source Services Corporation
---------------------------------------------------------------
                     (Name of Issuer)


                         Common Stock
---------------------------------------------------------------
                (Title of Class of Securities)


                          836162107
---------------------------------------------------------------
                         CUSIP Number

    Check the following box if a fee is
    being paid with this statement.      / /


CUSIP NO.         836162107

1)  Names of Reporting Persons                    Mercantile Bancorporation Inc.
     S.S. or I.R.S. Identifica-                                       43-0951744
     tion Nos. of above Persons

2)  Check the appropriate Box if a member of a group               (a)
                                                                   (b)

3) SEC Use Only


4)  Citizenship or Place of Organization                               Texas


                  (5) Sole Voting Power                           3,365,570
Number Of
Shares
Beneficially      (6) Shared Voting Power                                 0
Owned by
Each
Reporting         (7) Sole Dispositive Power                              0
Person
With
                  (8) Shared Dispositive Power                            0


9)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,365,570

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row 9                    36.8%


12) Type of Reporting Person                                            H.C.

Item 1(a)   Name of Issuer:
                  Source Services Corporation


Item 1(b)   Address of Issuer's Principal Executive Offices:
                  P.O. Box 809021
                  Dallas, TX 75380-9021


Item 2(a)   Name of Person Filing:

                  Mercantile Bancorporation Inc.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
                  #1 Mercantile Center
                  St. Louis, Missouri 63101


Item 2(c)   Citizenship
                  Texas


Item 2(d)   Title of Class of Securities:
                  Source Services Corporation, Common Stock


Item 2(e)   CUSIP Number:
                  836162107


Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ]  Broker or Dealer registered under Section 15 of the Act

            (b) [ ]  Bank as defined in section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in section 3(a) (19) of the Act

            (d) [ ] Investment Company registered under section 8 of the Investment Company Act

            (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

            (g) [x]  Parent Holding Company, in accordance with
                     240.13d-1(b)(ii)(G)

            (h) [ ]  Group, in accordance with  240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a)Amount Beneficially Owned:
                                                                            3,365,570


            (b)Percent of Class:
                                                                                 36.8%


            (c)Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote                 3,365,570
             (ii)  shared power to vote or to direct the vote                       0
            (iii)  sole power to dispose or to direct the disposition of            0
             (iv)  shared power to dispose or to direct the                         0
                   disposition of

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


               2/12/97
---------------------------------------
Date

Mercantile Bancorporation Inc.




BY  /s/ Janie Greenwood Harris
---------------------------------------
    Signature





Janie Greenwood Harris, Senior Attorney
---------------------------------------
Name/Title

                        EXHIBIT A


Item 7.     Identification of Relevant Subsidiaries


            Name                                Item 3 Classification
            =========================================================


            Mercantile Bank of Joplin           Bank